SEC Mail Processing Section RECEIVED
MAY 24 2010
Wash., D.C.
193

[redacted]

SECURI SION

10029986

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-52483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GONOW SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th Floor
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Whitenack, FinOP 619-449-3746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA, Inc.
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875 Los Angeles CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ....

2 ....

3 ....

4 ....

5 ....

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this

14TH day of MAY, 20 10, by
Date — Month — Year

(1) MITCHELL WHITENACK,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JARED M. ALLEN
COMM. #1831025
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Jan 13, 2013

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

GO NOW SECURITIES, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Go Now Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Go Now Securities, Inc. (the Company) as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
May 12, 2010

GO NOW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash	$ 45,690
Due from officer – net of allowance	0
Total Assets	$ 45,690

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 375
CRD account	217
Total Liabilities	592
Shareholder's equity	
Common stock	0
Additional paid in capital	555,742
Accumulated deficit	(510,644)
Total Equity	45,098
Total Liabilities and Shareholder's Equity	$ 45,690

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue

Interest income	$ 128

Operating Expenses

Automobile expense	$ 530
Bank charges	385
Clearing fees	1,550
Dues and subscriptions	855
FINRA fees & assessment	7,670
Insurance	655
License & registration	240
Office supplies	8,250
Outside services	2,100
Postage/delivery	98
Professional fees	25,403
Rent	9,172
Repairs and maintenance	4,450
Telephone	3,991
Travel and entertainment	1,516
Uncollectible cash from clearing broker	3,299
Total expenses	$ 70,164
(Loss) before income tax	(70,036)
Provision for income taxes	--
Net (Loss)	$(70,036)

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2008	--	$ --	$494,165	$(440,608)	$ 53,557
Capital Contributed	--	--	61,577		61,577
Net (Loss)	--	--		(70,036)	(70,036)
Balance, December 31, 2009	--	--	$555,742	$(510,644)	$ 45,098

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Activities

Net loss from operations	$(70,036)
Changes in operating assets and liabilities:	
CRD payable	111
Net Cash Used by Operating Activities	(69,925)
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Capital contributed	61,577
Net Cash Flow from Financing Activities	61,577
Decrease In Cash	(8,348)
Cash: Beginning of the Year	54,038
Cash: End of the Year	$ 45,690
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GO NOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - GENERAL AND ORGANIZATION

GoNow Securities, Inc. (the Company) was organized in July 2000 as a Nevada corporation. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's FINRA Rule 1017 Continuing Membership Application (CMA) was approved in April 2005. In order to resume securities business, the Company now has two principals, a Registered Representative and a FINOP principal, each of whom joined the Company in 2008 to meet the two principal amendment made to the Company's agreement on July 2, 2007.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See Page 8 for the calculation of net capital.

NOTE 3 – DUE FROM FORMER OFFICER

In 2003 there was a misappropriation of funds by the Company's former President. The matter has been investigated and had been referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectability.

NOTE 4 – SUBSEQUENT EVENT

The Company's previous management team engaged in fully disclosed securities business between December 2006 and 2007. The Company placed $10,000 as PAIB deposit with North American Clearing, Inc. (NACI) of Longwood Florida as its clearing correspondent. NACI became insolvent and was subjected to SIPC receivership and liquidation in late 2007. The Company has filed a claim with the SIPC trustee to seek return of the $10,000 PAIB deposit plus interest.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GO NOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2009

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

GO NOW SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 45,098
NET CAPITAL	$ 45,098
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 39
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 40,098
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 45,039
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 592
Percentage of aggregate indebtedness to net capital	2%

RECONCILIATION
The following is a reconciliation, as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$ 48,438
Reduction in cash	(3,340)
Audited Net capital	$ 45,098

The accompanying notes are an integral part of these financial statements.

GO NOW SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Go Now Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

GO NOW SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Go Now Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Go Now Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Go Now Securities, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Go Now Securities, Inc.
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
May 12, 2010

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

ENGAGEMENT LETTER

April 26, 2010

Mr. Felix Ajegbo
GoNow Securities, Inc.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

Dear Mr. Ajegbo:

I am pleased to serve as GoNow Securities, Inc.'s independent accountant. The purpose of this letter is to confirm the terms of my engagement and to clarify the nature and extent of the auditing and accounting services I will provide. This engagement is of a continuing nature providing for successive annual audits. I am registered with the PCAOB. A copy of the PCAOB approval letter is enclosed.

I will audit the statement of financial condition and the Supplemental Schedule required by the SEC rule 15c3-1 as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended.

The objective of my audit is the expression of an opinion about whether the financial statements are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. My audit will be conducted in accordance with accounting standards generally accepted in the United States of America and will include tests of your accounting records and other procedures I consider necessary to enable me to express such an opinion. If my opinion is other than unqualified, I will discuss the reasons with you in advance. If, for any reason, I am unable to complete the audit or am unable to form or have not formed an opinion, I may decline to express an opinion or to issue a report as a result of this engagement.

My procedures will include tests of documentary evidence supporting the transactions recorded in the accounts and confirmation of certain assets and liabilities. I will also request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of my audit, I will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, my audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, I will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity.

Because an audit is designed to provide reasonable, but not absolute, assurance and because I will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by me. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, I will inform you of any material errors that come to my attention, and I will inform you of any fraudulent financial reporting or misappropriation of assets that come to my attention. I will also inform you of any violations of laws or governmental regulations that come to my attention, unless clearly inconsequential. My responsibility as auditor is limited to the period covered by my audit and does not extend to any later periods for which I am not engaged as auditor.

My audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, that is, significant deficiencies in the design or operation of internal control. However, during the audit, if I become aware of such reportable conditions, I will communicate them to you.

You are responsible for making all financial records and related information available to me and for the accuracy and completeness of that information. I will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This responsibility includes the establishment and maintenance of adequate records and effective internal controls over financial reporting, the selection and application of accounting principles, and the safeguarding of assets. You are responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by me during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. You are also responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

My fee for these services will be based on the actual time spent at my standard hourly rates, plus travel and other out-of-pocket costs such as report production, typing, postage, etc. My standard hourly rate is $215 and my staff rates vary according to the degree of responsibility involved and skill required. My invoice will be rendered at the end of the audit and is due at that time. The fee is based on anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, I will discuss it with you and arrive at a new fee estimate before I incur the additional costs. A retainer of $2,000 is due at the start of the audit.

It is my policy to keep workpapers related to this engagement for seven (7) years. When copies or originals of your records are returned to you, it is your responsibility to retain and protect those records for possible future use, including potential examination by any government or regulatory agencies.

I appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of my engagement. If you have any questions, please let me know. If you agree with the terms of my engagement as described in this letter, please sign the enclosed copy, and return it to me

Very truly yours,

Joseph Yafeh, CPA

RESPONSE:
This letter correctly sets forth the understanding of Felix Ajegbo of GoNow Securities, Inc.

Felix Ajegbo
GoNow Securities, Inc.

Date: 5-18-2010

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 Olympic Blvd., Suite 875
Los Angeles, CA 90064

Invoice

Date	Invoice #
5/17/2010	1117

Bill To
GoNow Securities, Inc. Felix Ajegbo 3580 Wilshire Blvd., 17th Floor Los Angeles, CA 90010

Terms
Due on receipt

Description	Amount
Professional services rendered in connection with the 2009 audit pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.	
Time of Joseph Yafeh, CPA -- 10.0 hrs @ $215/hr	2,150.00
Time of para professional -- 7.0 hrs @ $85/hr	595.00
$2,745 Total Audit -2,000 Less Retainer $ 745 Amount Due	
500	
Total	$2,745.00

ONE 10.00

OTHER

OTHER

TOTAL RECEIVED 10.00

X

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SHIP DATE:
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PCAOB
Public Company Accounting Oversight Board

Division of Registration and Inspections

1666 K Street, N.W.
Washington, DC 20006
Telephone: (202) 207-9100
Facsimile: (202) 862-8433
www.pcaobus.org

March 31, 2009

Via Facsimile (310) 477-8152
And First Class Mail

Mr. Joseph Yafeh
Owner
Joseph Yafeh CPA
11300 Olympic Boulevard #875
Los Angeles, California 90064

Re: Registration Application of Joseph Yafeh CPA

Dear Mr. Yafeh:

This letter is to inform you that the Public Company Accounting Oversight Board (the "Board") approved your application for registration with the Board on March 31, 2009. Please note that the Registration staff will notify you separately of its determinations with respect to any requests for confidential treatment contained in your application.

Sincerely,

Sarah J. Williams

Sarah J. Williams
Deputy Director, Registration and Inspections